FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of May 2003

VERNALIS GROUP PLC

(Translation of registrant’s name into English)

Oakdene Court
613 Reading Road
Winnersh
Wokingham, Berkshire RG41 5UA
United Kingdom

(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☑         Form 40-F  ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐         No  ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ).

SIGNATURE
SCHEDULE 10

Enclosures:

1.	Press release dated April 2, 2003 announcing the Company’s frovatriptan is highly effective in preventing menstrual migraine.

2.	Press release dated April 7, 2003 announcing the UK Launch of frovatriptan as Migard® by the Company’s European licensee.

3.	Notification of Major Interest in Shares dated May 2, 2002 announcing the sale of securities by a substantial shareholder.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Vernalis Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2003	Vernalis Group plc

By: /s/ Peter Worrall Peter Worrall Finance Director and Company Secretary

2 April 2003

Vernalis Confirms Frovatriptan Highly Effective in Preventing Menstrual Migraine

New US Phase IIIb data presented at
the American Academy of Neurology Annual Meeting

Vernalis Group plc (LSE: VER) is pleased to announce that yesterday the key findings from a large multi-centre study demonstrating the benefits of frovatriptan in the prophylaxis (prevention) of menstrually associated migraine (MAM) were presented at the American Academy of Neurology Annual Meeting. These findings confirm the positive results announced by the Company in September 2002 and underline the potential value of this additional indication for frovatriptan.

These data were presented to delegates at the largest neurology meeting in the USA (around 10,000 attendees) by leading migraine expert Dr Stephen Silberstein, Professor of Neurology at the Thomas Jefferson Hospital in Philadelphia, PA. This was the first time the new Phase IIIb data were presented to an international medical audience.

More than 500 menstrual migraine sufferers participated in the double-blind placebo controlled crossover study across 36 specialist centres in the US. Patients were given frovatriptan at two different dose levels (2.5 mg once a day or 2.5 mg twice a day) as well as placebo treatment for six days over three monthly cycles. The primary endpoint for the study was the complete prevention of menstrual migraines. This result was achieved in over half of the patients taking frovatriptan at the highest dose, and around 40% were headache-free on the lower dose, compared to 26% on placebo. Both doses were highly statistically superior to placebo (p<0.0001).

Commenting on the results, Dr Silberstein said: “In my opinion, this is one of the most impressive clinical trials of the short-term prevention of menstrual migraine.”

Other measures of effectiveness (secondary endpoints) confirmed during the trial were also positive, including frovatriptan’s ability to reduce:

•	headache severity — patients were approximately 2.5 times less likely to experience a severe headache with the higher dose of frovatriptan compared with placebo

•	headache duration — headaches lasted on average twice as long on placebo compared with the higher dose of frovatriptan

•	other symptoms associated with the headaches (photophobia, phonophobia, nausea and vomiting) and the need to use other treatments as rescue, and

•	the overall impact on patients’ daily activities.

Dr John Hutchison, Vernalis’ Chief Medical Officer, said: “These results are consistent with the 26-hour long half-life of the drug in the bloodstream, which is the key distinguishing feature of frovatriptan compared to other drugs in the triptan class. We believe that prophylaxis of menstrual migraine could add a significant new therapeutic dimension to frovatriptan once the required additional work has been completed and approved by the regulatory authorities.”

Around 16% of women suffer from migraines and recent studies suggest that as many as 50% of female migraineurs report that menstruation is a trigger for their migraine attacks (MacGregor et al.). One possible explanation is that the hormonal changes which are believed to be the trigger for menstrually associated migraine continue over a number of days.

Frovatriptan, a 5-HT1B/D agonist, was developed by Vernalis and is approved in the USA and the European Union for the acute treatment of migraine. It is currently marketed in the USA, Germany and Ireland.

-ends-

This press release contains forward-looking statements, including statements regarding Vernalis’ strategy and prospects. Statements that are not historical facts are based on Vernalis’ current expectations, beliefs, estimates and assumptions. Such statements are not guarantees of future performance and involve risks, uncertainties and other important factors that may cause Vernalis’ actual results, performance or achievements to be materially different from those anticipated by such forward-looking statements. Important factors which may affect Vernalis’ future operating results include the following: Vernalis may not receive royalty revenues, milestone payments or other revenues when expected or at all, Vernalis’ product candidates may not receive regulatory or marketing approval or gain market acceptance in key markets when anticipated or at all, Vernalis may be unable to conduct its clinical trials as quickly as it has predicted, Vernalis’ product candidates may not demonstrate therapeutic efficacy, Vernalis may be unable to obtain sufficient capital when needed to develop its product candidates, and other important factors described in the section entitled “Risk Factors” in Vernalis’ Registration Statement on Form 20-F filed with the US Securities and Exchange Commission.

Enquiries:

Vernalis Group plc

John Hutchison	Chief Medical Officer	+44 (0) 118 977 3133
Peter Worrall	Finance Director	+44 (0) 118 977 3133

HCC De Facto Group plc
David Dible / Mark Swallow	+44 (0) 207 496 3300

For previous press releases please see the Vernalis website:   www.vernalis.com

Notes to Editors

Menstrual Migraine

Migraine is a common neurological disorder affecting 13-18% of women and 3-6% of men. The prevalence increases up to the age of 40, declining thereafter. Menstrually associated migraine is that which occurs at or around the time of menstruation. It is well recognized that the character of menstrually associated migraine tends to differ from other migraines in that it has longer duration and is generally more resistant to treatment and is more likely to recur.

According to the National Headache Foundation (www.headaches.org), migraine is such a pervasive problem that 157 million workdays are lost each year in the US. The per-patient annual costs associated with migraine have been estimated at $6,684 for male and $3,600 for female migraine sufferers. Industry in the US loses an estimated $50 billion annually due to absenteeism and medical costs from headaches, which include migraine.

Vernalis

Vernalis is an integrated biopharmaceutical company that discovers, develops and commercialises drugs to treat central nervous system diseases, obesity and related disorders. The Company is internationally recognised for its expertise in the field of serotonin, a key neurotransmitter involved in neurological, psychiatric and eating disorders.

The Vernalis portfolio includes programmes targeting sexual dysfunction, obesity, diabetes, Parkinson’s disease, depression and anxiety. Vernalis shares trade on the London Stock Exchange (VER) and the website is located at www.vernalis.com.

Reference

MacGregor EA, Chia H, Vohrah RC and Wilkinson M. (1990) Migraine and menstruation: a pilot study. Cephalalgia 10. 305-310.

7 April 2003

Vernalis announces UK launch of Frovatriptan

Menarini to market frovatriptan as Migard® in the UK

Vernalis (LSE: VER) announces today that frovatriptan has been launched in the UK by its marketing partner Menarini. Frovatriptan, which will be known as Migard® in the UK, is licensed for the acute treatment of migraine attacks in adults aged 18-65 years. Frovatriptan is also marketed in the US, Germany and Ireland.

Frovatriptan differs from other triptans in that it has a half-life(1) of 26 hours, which is 4-8 times longer than other drugs in the class. This coupled with data from clinical studies suggests a particular benefit for patients with long lasting migraine attacks. A migraine attack can last between 4-72 hours, with the average length of an untreated attack being 24 hours. Data has shown however that 71% of women and 48% of men have reported that their migraine attacks lasted for longer than a day. Frovatriptan may be of particular benefit to the 50% of female migraine sufferers who report that hormonal changes due to menstruation are a trigger for their migraine attacks. In these patients migraine symptoms can last several days.

Migraine, which affects 15% of the population, is characterised by recurring symptoms of moderate to severe throbbing pain on one or both sides of the head, nausea and sensitivity to light and sound.

The efficacy and tolerability of frovatriptan were demonstrated in three multi-centre randomised, placebo-controlled clinical trials. A single dose of frovatriptan 2.5 mg was effective in providing meaningful pain relief (reduction from moderate/severe headache to no/mild pain after four hours) in 56-65% patients compared to 31-38% for placebo controls. These differences were highly statistically significant (P<0.001). A further study of early use (ie early after the onset of headache) has shown that one 2.5 mg frovatriptan tablet gives benefits at two and four hours which may be sustained over 24 hours in terms of headache relief and maintenance of daily activities. It is recommended that frovatriptan be used as early as possible in the course of a migraine attack (after the onset of headache).

Frovatriptan is well tolerated; safety studies demonstrate a low level of side effects.

-ends-

This press release contains forward-looking statements, including statements regarding Vernalis’ strategy and prospects. Statements that are not historical facts are based on Vernalis’ current expectations, beliefs, estimates and assumptions. Such statements are not guarantees of future performance and involve risks, uncertainties and other important factors that may cause Vernalis’ actual results, performance or achievements to be materially different from those anticipated by such forward-looking statements. Important factors which may affect Vernalis’ future operating results include the following: Vernalis may not receive royalty revenues, milestone payments or other revenues when expected or at all, Vernalis’ product candidates may not receive regulatory or marketing approval or gain market acceptance in key markets when anticipated or at all, Vernalis may be unable to conduct its clinical trials as quickly as it has predicted, Vernalis’ product candidates may not demonstrate therapeutic efficacy, Vernalis may be unable to obtain sufficient capital when needed to develop its product candidates, and other important factors described in the section entitled “Risk Factors” in Vernalis’ Registration Statement on Form 20-F filed with the US Securities and Exchange Commission.

Enquiries:

Vernalis Group plc

John Hutchison	Chief Medical Officer	+44 (0) 118 977 3133
Peter Worrall	Finance Director	+44 (0) 118 977 3133

HCC De Facto Group plc
David Dible / Mark Swallow	+44 (0) 207 496 3300

For previous press releases please see the Vernalis website:   www.vernalis.com

Notes to Editors

Vernalis

Vernalis is an integrated biopharmaceutical company that discovers, develops and commercialises drugs to treat central nervous system diseases, obesity and related disorders. The Company is internationally recognised for its expertise in the field of serotonin, a key neurotransmitter involved in neurological, psychiatric and eating disorders.

The Vernalis portfolio includes programmes targeting sexual dysfunction, obesity, Parkinson’s disease, depression and anxiety. Vernalis shares trade on the London Stock Exchange (VER) and the website is located at www.vernalis.com.

Menarini Pharmaceuticals UK Ltd

Founded in 1886, Menarini is a dynamic European pharmaceutical company expanding rapidly in international markets. The company started research and development activities in 1978 and now invests around Euro 115 million annually in developing new drugs. It is one of the fastest growing pharmaceutical companies in the world and Italy’s largest. Menarini’s products are marketed in over 110 countries and in 2002 the worldwide group turnover was Euro 1,667 million.

Migraine

Migraines are characterised by recurring symptoms of moderate to severe throbbing pain on one or both sides of the head, nausea and sensitivity to light and sound. Frovatriptan is a 5-HT receptor agonist that binds with a high affinity for the 5-HT1B and 5-HTM1D receptor and is believed to act on extra cerebral, intracranial arteries to inhibit excessive dilation of these vessels in migraine.

Frovatriptan treats the pain of migraine by constricting swollen blood vessels in the brain. The efficacy and tolerability of frovatriptan was demonstrated in clinical trials in over 4,000 patients. Frovatriptan significantly reduced migraine pain in twice as many patients versus placebo. Patients treated with frovatriptan also reported significant relief in symptoms associated with migraines, including nausea and sensitivity to light and sound. Frovatriptan was well tolerated in clinical trials and only 1% of patients withdrew from clinical trials because of adverse events, most of which were reported to be mild or moderate and transient.

The overall triptan class, of which frovatriptan is a member, accounted for approximately $1.4 billion in US sales in 2001, with oral triptans representing $1.2 billion.

Reference

(1)	Half-life is the time required to reduce the amount of medicine in the body by one half during elimination. Clinical trials have demonstrated a sustained response with an average duration of 17.9 – 18.5 hours and a low level of headache recurrence within the 24 hours post dosing.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company			2.	Name of shareholder having a major interest

	VERNALIS GROUP PLC				HERMES ADMINISTRATION SERVICES LIMITED

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 AS ABOVE	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BRITEL FUND TRUSTEES LIMITED
BRITEL FUND NOMINEES LIMITED         1,806,566
					CHASE NOMINEES LIMITED 164,518

5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

	N/A		N/A		NOT DISCLOSED		NOT DISCLOSED

9.	Class of security			10.	Date of transaction	11.	Date company informed

	ORDINARY 10 PENCE SHARES				1ST MAY 2003		2ND MAY 2003

12.	Total holding following this notification			13.	Total percentage holding of issued class following this notification

	1,971,084				4.58%

14.	Any additional information			15.	Name of contact and telephone number for queries

					PETER WORRALL FINANCE DIRECTOR AND COMPANY SECRETARY TEL: 0118-977-3133

16.	Name and signature of authorised company official responsible for making this notification

	PETER WORRALL FINANCE DIRECTOR AND COMPANY SECRETARY

Date of notification 2ND MAY 2003